Exhibit 1.1

Steve Urbach President	Chardan Capital Markets, LLC 17 State Street Suite 1600 New York, NY 10004 Tel: 646 465 9003 Fax: 646 465 9039

December 7, 2009

Odyssey Marine Exploration, Inc.

5215 West Laurel Street

Tampa, FL 33607

Attention:	Mr. Mark D. Gordon
President

Mark:

This letter will confirm our understanding that Odyssey Marine Exploration, Inc. (the “Company”) has engaged Chardan Capital Markets, LLC (“Chardan”) to act as the Company’s non-exclusive financial advisor on the terms and conditions set forth below.

Section 1. Scope of Engagement and Services. In connection with this engagement, Chardan shall, as appropriate:

(a)	advise and assist the Company with respect to defining objectives, performing valuation analyses and structuring and planning transactions;

(b)	advise and assist the Company in negotiating the terms and conditions of any transaction that might become available;

(c)	arrange non-deal roadshows for the Company to introduce the Company to prospective investors; and

(d)	perform such other financial advisory services as Chardan and the Company may from time to time agree upon.

Section 2. Compensation.

(a)	In the event the Company enters into a financing transaction and Chardan acts as a placement agent, then the Company will pay Chardan an aggregate cash fee equal to five percent (5.0%) of the aggregate sales price of the securities sold in the transaction to Introduced Parties (for the avoidance of doubt, (i) no fee shall be payable in connection with any investment made in the Transaction by any of the officers, directors or existing stockholders of the Company or any of their affiliated entities (the “Excluded Parties”)). An investor shall be deemed to be an Introduced Party if (i) Chardan arranges a meeting with such investor (or any of its affiliates), which is accepted by the Company, or (ii) Chardan arranges a conference call with such investor (or any of its affiliates), which is accepted by the Company. An Introduced Party shall include, but not be limited to, Iroquois Capital, Ramius Capital and LH Financial/Alpha Capital. An Introduced Party shall not include “Odyssey Investors” which are listed on Exhibit A attached hereto.

17 State Street • Suite 1600 • New York, N.Y. 10004 • Tel: 646-465-9090 • Fax: 646-465-9039

(b)	In the event the Company enters into a financing transaction and Chardan acts as a placement agent with any of the Odyssey Investors, then the Company will pay Chardan an aggregate cash fee equal to two and a half (2.5) percent of the aggregate sales price of the securities sold in the transaction. In the event of any future investment by the Odyssey Investors, in which Chardan does not act as the placing agent, Chardan shall not be paid.

(c)	Chardan shall be entitled to the transaction fee set forth in Section 2(a) with respect to any securities of the Company sold to any Introduced Parties within three (3) months following the expiration or termination of the term of this Agreement.

All fees payable and expenses reimbursable hereunder are net of all applicable withholding and similar taxes.

Section 3. Expenses. In addition to compensation payable pursuant to Section 2, the Company agrees to reimburse Chardan upon receipt of an invoice thereof, for all documented and reasonable out-of-pocket expenses including travel, database, postage, research, telecom, Chardan’s participation in any roadshow, and any other direct costs incidental to marketing the Transaction. Such expenses will be invoiced periodically and will not exceed a cumulative total of $15,000, unless authorized by the Company.

Section 4. Confidentiality. In connection with this Agreement, the term “Confidential Information” shall mean all information furnished to Chardan that the Company expressly identifies and maintains as confidential information and trade secrets of the Company, and that is not otherwise publicly disclosed, previously known or independently disclosed by third parties. Chardan agrees that during the term of this Agreement, unless the Company has consented, or unless ordered to do so by a court or agency or otherwise required by law. Chardan will not reveal or disclose any such Confidential Information to any third party, except for (i) information approved by the Company to be used in a “Teaser Letter” to prospective investors and lenders, (ii) other Confidential Information to be provided to prospective investors and lenders who have signed a non-disclosure agreement with the Company, and (iii) Chardan’s agents, advisors, officers, directors, partners, employees, and representatives who have a need to utilize such Confidential Information during the term of this Agreement.

Section 5. Use of Information. In connection with Chardan’s engagement, the Company shall (a) make available to Chardan all information concerning the business, assets, operations and financial condition of the Company and, to the extent available to the Company, which Chardan reasonably requests in connection with the performance of its obligations hereunder; and (b) provide Chardan with reasonable access to the Company’s officers, directors, employees, accountants, counsel and other advisors and agents as Chardan shall deem appropriate. The Company represents that all such information furnished by it or on its behalf shall be true, complete and correct in all material respects and shall not contain any misstatement of material fact or omit to state any material fact required to be stated therein or necessary to make such information not misleading. The Company recognizes and confirms that Chardan, in acting pursuant to this engagement, will be using publicly available information and information in reports and other materials provided by others, including, without limitation, information provided by or on behalf of the Company, and that Chardan does not assume responsibility for and may rely, without independent verification, solely upon the accuracy and completeness of any such information. The Company will promptly notify Chardan if the Company learns of any material inaccuracy or misstatement in, or any material omission from, any such information furnished by the Company to Chardan. All non-public information concerning the Company which is given to Chardan in connection with this engagement will be used solely in the course of the performance of Chardan’s services hereunder and will be treated confidentially by Chardan for so long as it remains non-public.

17 State Street • Suite 1600 • New York, N.Y. 10004 • Tel: 646-465-9090 • Fax: 646-465-9039

Section 6. Termination. Chardan’s engagement will commence on the date hereof and will continue until terminated as provided below. Either the Company or Chardan may terminate this agreement at any time, with or without cause, by giving 30 days written notice to the other party; provided, however, that no such termination will affect the matters set out in this section or under the captions “Confidentiality,” “Use of Information,” “Certain Acknowledgments and Agreements” and “Miscellaneous.” It is expressly agreed that following the expiration or termination of this agreement. Chardan will continue to be entitled to receive fees and expenses, as described in the “Compensation” section above that have accrued prior to such expiration or termination but are unpaid.

Section 7. Certain Acknowledgements and Agreements. The Company acknowledges that Chardan has been retained solely as an advisor to the Company, and not as an agent of the Company or an advisor to or agent of any other person, and that the Company’s engagement of Chardan is as an independent contractor and not in any fiduciary or other capacity. Chardan may, to the extent it deems appropriate, render the services hereunder through one or more of its affiliates. Neither this engagement, nor the delivery of any advice in connection with this engagement, is intended to confer rights upon any persons not a party hereto (including security holders, employees and creditors of the Company) as against Chardan or its affiliates or their respective directors, officers, agents and employees.

It is expressly understood and agreed that Chardan is not undertaking to provide any advice relating to legal, regulatory, accounting or tax matters. In furtherance thereof, the Company acknowledges and agrees that (a) it and its affiliates have relied and will continue to rely on the advice of its own legal, tax and accounting advisors for all matters relating to the Transaction, and all other matters and (b) neither it, nor any of its affiliates, has received, or has relied upon, the advice of Chardan or any of its affiliates regarding matters of law, taxation or accounting

Section 8. Public Announcements. The Company acknowledges that Chardan may, at its option and expense and after the earlier of the closing or the announcement of the Transaction, place announcements and advertisements or otherwise publicize Chardan’s role hereunder (which may include the reproduction of the Company’s logo and a hyperlink to the Company’s website) on Chardan’s internet website and in such financial and other newspapers and journals as it may choose. Prior to placing any such advertisements, Chardan will submit a copy of any such advertisements to the Company for its approval, which approval shall not be unreasonably withheld or delayed. Furthermore, if requested by Chardan, the Company shall include a mutually acceptable reference to Chardan in any press release or other public announcement made by the Company regarding the matters described in this letter.

Section 9. Governing Law. This agreement and all aspects of the relationship created by this agreement shall be governed by the laws of the State of Florida, without regard to conflicts of law principles thereof, and will be binding upon and inure to the benefit of the Company and Chardan and their respective successors and assigns. The Company and Chardan agree to waive trial by jury in any action, proceeding or counterclaim brought by or on behalf of either party with respect to any matter whatsoever relating to or arising out of any actual or proposed Transaction or the engagement of or performance by Chardan hereunder. The Company also hereby submits to the exclusive jurisdiction of the courts of the State of Florida located in the city of Tampa. Hillsborough County and in the United States District Court for the Middle District of Florida, and each of the parties hereto submits to the jurisdiction of such courts in any proceeding arising out of or relating to this agreement, agrees not to commence any suit, action or proceeding relating thereto except in such courts, and waives, to the fullest extent permitted by law, the right to move to dismiss or transfer any action brought in such court on the basis of any objection to personal jurisdiction, venue or inconvenient forum.

17 State Street • Suite 1600 • New York, N.Y. 10004 • Tel: 646-465-9090 • Fax: 646-465-9039

Section 10. Miscellaneous. The Company will notify Chardan in writing of any agreement or arrangement with respect to, or effecting, any merger, statutory exchange or other business combination or proposed sale or exchange, dividend or other distribution or liquidation of all or a significant portion of its assets in one or a series of transactions or any significant recapitalization or reclassification of its outstanding securities that does not directly or indirectly provide for the assumption of the obligations of the Company set forth herein. This agreement (with its Exhibit) shall constitute the entire agreement between the parties hereto and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and Chardan. This agreement may be executed via facsimile transmission and may be executed in separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute a single instrument, and this agreement may not he amended or modified except in writing.

CHARDAN CAPITAL MARKETS, LLC

By:
Steven Urbach
President

Accepted and agreed to as of the date set forth above:

ODYSSEY MARINE EXPLORATION, INC.

By:
Mark D. Gordon
President
12-9-09

Enclosure

17 State Street • Suite 1600 • New York, N.Y. 10004 • Tel: 646-465-9090 • Fax: 646-465-9039